ECO PLANET CORP.

93 S Jackson St, #34786

Seattle, WA 98104-2818

Tel: 888 375 8633

Fax: 866 885 5653

April 18, 2012

Via Edgar

Mara L Ransom

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Eco Planet Corp.

Amendment 3 to Registration Statement on Form S-1

File No. 333-179130

Dear Ms. Ransom:

Eco-Planet Corp., acknowledges receipt of the letter dated March 21, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1. We note your response to comment two in our letter dated March 21, 2012. However, we note your disclosure in your Statement of Operations for the period ended December 31, 2011 on page F-4 of your registration statement that you do not have any revenues and your expenses consist solely of $297 of filing fees and $420 of other expenses. As such, these facts, coupled with a lack of disclosure about any actual operations, suggest that your operations, if any, are nominal. In addition, your only assets continue to consist of $19,980 in cash and $4,500 in deferred offering costs. Together, these factors suggest that you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. Accordingly, as previously requested, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. In addition, please tell us the basis for your disclosure on page 4 that your planned principal operations have begun, or revise this disclosure accordingly.

Response: Revised. We have revised the Registration Statement to add a risk factor as a shell company. Further, we have modified page 4 in accordance with this comments. Please see Third Amended Draft.

Risk Factors, page 6

2. We note your response to comment three in our letter dated March 21, 2012. In light of your apparent shell company status, as previously requested, please add a risk factor to your registration statement addressing the risks associated with your status as a shell company.

Response: A risk factor factor has been added. Please see Third Amended Draft.

Business, page 20

3. We note your response to comment five in our letter dated March 21, 2012, and your revised disclosure on pages 7 and 21 of the prospectus. In your revised disclosure, you make the following statement: “While our company name is the same as the website, we do not anticipate any legal challenge as regards the use of our company name, Eco Planet

Corp.” Please tell us your basis for making this statement.

Response: We have reviewed more than ten web sites with names similar to or reasonably similar to www.ecoplanet.com, including, but not limited to, www.eco-planet.com, www.ecoheavenllc.com, ecoplanetbamboo.com and www.ecoplanetadventure. None or these or other similarly situated web sites have been the subject of any trademark or other suit by www.ecoplanet.com. We have also searched several legal databases and have not found any trademark suit instituted by ecoplanet.com. Lastly, if we are successful in our offering we may approach www.ecoplanet.com and ask to be listed on their site as a supplier of low cost eco friendly everyday products and kits.

Marketing Strategy, page 24

4. We note your response to comment six in our letter dated March 21, 2012. Specifically, we note your claims that "trends that start in the United States soon spread globally" and "energy costs and water… are much higher in Israel." In addition, we note the following statements: “The environmentally conscious market is known to be rapidly growing in Israel;” and “As a result, conservation in Israel has a greater impact on the individual in Israel than the United States.” Absent any attribution for these claims, it appears that these claims represent your beliefs. Please attribute these claims to your beliefs using appropriate language such as "we believe."

Response: Revised. Please see Third Amended Draft.

5. We note your response to comment six in our letter dated March 21, 2012, as well as your revised disclosure on page 21 about why you have used U.S. market information in your prospectus when your target market is Israel. Please tell us why you believe it is appropriate to use U.S. market information in your prospectus. In this regard, we note that you plan to do business in Israel and not in the U.S. and thus data about, for example, the amount that U.S. families spend on utilities (page 21) does not appear to be directly relevant to your proposed business. Likewise, information about the age of the average U.S. home (page 22) or the amount forecast to be spent in the U.S. on energy efficiency related investments (page 22) does not appear to be relevant to your business.

If you retain U.S. market information in your prospectus, please revise your disclosure to discuss the relevance of U.S. market information to your proposed business in Israel. Please provide a detailed and specific discussion. Reiterating your apparent belief that trends that start in the US tend to spread globally would not be sufficient. In particular, you should address the limitations and drawbacks of using U.S. market data in the manner in which you are using it. In addition, please add a risk factor addressing the risks associated with using U.S. market information when you are proposing to do business in Israel and a separate risk factor addressing the apparent unavailability of similar information for Israel and what such paucity of information means for your business plan, which is focused on Israel. Finally, please add information about the Israeli market to your prospectus, even if such information is not directly comparable or equivalent to the U.S. market information.

Response: Revised. We have removed references to the United States market. Please see Third Amended Draft.

Exhibits, page 39

6. We note that your response to comment two in our letter dated March 21, 2012 discloses agreements with several companies in China. To the extent you have entered into contracts with these companies, please file the contracts as exhibits to your registration statement.

Response: We have no signed agreements with the Chinese entities. The product orders set forth in the Registration Statement are orders which will be filled through a purchase order not a signed contract. We are not contracting with the Chinese entities for a production run – simply ordering product and we have agreed on purchase price for products they already make.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Elka Yaron
President

cc:	Dietrich King

Daniel Leslie